                             EXHIBIT 99.2

                PRO FORMA CONDENSED FINANCIAL STATEMENTS


     The following unaudited pro forma condensed statement of condition as of December 31, 1994, unaudited pro forma condensed statement of income for the year ended December 31, 1994 and unaudited pro forma condensed statement of average balances for the year ended December 31, 1994 (collectively, the "Pro Forma Statements"), were prepared to present the estimated effects of the pending Disposition and Merger transaction with The Chase Manhattan Corporation, the related restructuring transactions and the effect of the Services Agreement as if such transactions had occurred for statement of condition purposes as of December 31, 1994 and for statement of income purposes as of January 1, 1994.

     The "Disposition Adjustments" column in each of the Pro Forma Statements includes the following:

     the reduction in assets and liabilities and the elimination from operations of the revenue and expenses related to the merger of the Chase Acquired Business, and the reduction in Securities and Short-Term Investments and Short-Term Borrowings arising from the Corporation's rebalancing of its asset and liability structure.

     The "Other Adjustments" column in each of the Pro Forma Statements includes the following:

     the balance sheet impact of the nonrecurring adjustments as set forth in footnote (k) of the Notes to Pro Forma Condensed Financial Statements, and

     the ongoing impact on the Corporation's results of operations arising from the nonrecurring adjustments and the Services Agreement including the nonrecurring adjustments that have been incurred during the fourth quarter.

     All of the pro forma adjustments are based upon available information and upon certain assumptions that the Corporation believes are appropriate and include only "exit costs" as defined in Emerging Issues Task Force Issue 94-3 ("EITF 94-3") that are directly related to the transactions. The information is not intended to be indicative of the Corporation's actual results had the transactions occurred as of the dates indicated above nor do they purport to indicate results which may be attained in the future.

     The Pro Forma Statements and accompanying notes should be read in conjunction with the historical financial statements and other financial information relating to the Corporation. For financial reporting purposes, the Company will be a "successor registrant" to the Corporation and, as a result, the historical information set forth in the Pro Forma Statements is the historical information of the Corporation.

     The Distribution will be accounted for by the Company as if the Corporation had continued in existence, with the carrying amounts of the assets and liabilities being distributed being accounted for in accordance with generally accepted accounting principles at their historical values.

                PRO FORMA CONDENSED STATEMENT OF CONDITION
                           December 31, 1994
                         (Dollars In Thousands)
                              (UNAUDITED)

                                                                     Corporation
                                                     Disposition     Before Other       Other        Corporation
                                      Historical     Adjustments(a)  Adjustments     Adjustments      Pro Forma (l)
                                      ----------     -----------     ------------    -----------     -----------
ASSETS
Cash and Cash Equivalents...........  $  186,134     $ (49,481)       $  136,653     $(37,132) (b)    $   99,521
Securities..........................   1,153,526      (460,149)          693,377         -               693,377
Net Loans, After Allowance for
  Credit Losses.....................   1,612,199      (170,310)        1,441,889         -             1,441,889
Other Assets........................     271,352       (59,389)          211,963       42,924  (c)       254,887
                                      ----------     ---------        ----------     --------         ----------
Total Assets........................  $3,223,211     $(739,329)       $2,483,882     $  5,792         $2,489,674
                                      ==========     =========        ==========     ========         ==========

LIABILITIES
Deposits............................  $2,440,371     $(521,830)       $1,918,541     $   -            $1,918,541
Short-Term Borrowings...............     350,515      (200,000)          150,515       41,412  (d)       191,927
Accounts Payable and
  Accrued Liabilities...............     148,078       (17,499)          130,579       62,205  (e)       192,784
Long-Term Debt......................      60,924          -               60,924      (40,753) (f)        20,171
                                      ----------     ---------        ----------     --------         ----------
Total Liabilities...................   2,999,888      (739,329)        2,260,559       62,864          2,323,423
                                      ----------     ---------        ----------     --------         ----------

STOCKHOLDERS' EQUITY
Common Stock - $1.00 Par Value......      11,581          -               11,581       (1,909) (g)         9,672
Capital Surplus.....................      72,605          -               72,605      (72,605) (h)
Retained Earnings...................     244,639          -              244,639      (68,697) (i)       175,942
Treasury Stock at Cost..............     (86,139)         -              (86,139)      86,139  (j)
Loan to ESOP........................     (16,171)         -              (16,171)        -               (16,171)
Unrealized Gain (Loss), Net of Taxes,
  on Securities Available for Sale...     (3,192)         -               (3,192)        -                (3,192)
                                      ----------     ---------        ------------   --------         ----------
Total Stockholders' Equity..........     223,323          -              223,323      (57,072)           166,251
                                      ----------     ---------        ----------     --------         ----------
Total Liabilities and
  Stockholders' Equity..............  $3,223,211     $(739,329)       $2,483,882     $  5,792         $2,489,674
                                      ==========     =========        ==========     ========         ==========

CAPITAL RATIOS
As a Percentage of Risk-Adjusted
  Period End Total Assets:
    Tier 1 Capital..................      13.52%                                                          11.08%
    Total Capital...................      14.79                                                           12.13
Tier 1 Leverage.....................       5.68                                                            6.15

                PRO FORMA CONDENSED STATEMENT OF INCOME
                      Year Ended December 31, 1994
            (Dollars In Thousands, Except Per Share Amounts)
                              (UNAUDITED)

                                                               Reversal of
                                                               Back Office   Corporation
                                              Disposition      & Corporate   Before Other       Other          Corporation
                                 Historical   Adjustments (l)   Staff (m)     Adjustments   Adjustments       Pro Forma (k)
                                -----------   --------------   -----------   ------------   -----------       ------------
Net Interest Income............  $  108,112     $ (42,133)       $   -         $ 65,979       $   -             $ 65,979
Provision for Credit Losses....       2,000          -               -            2,000           -                2,000
                                 ----------     ---------        --------      --------       --------          --------
Net Interest Income After
  Provision for Credit Losses..     106,112       (42,133)           -           63,979           -               63,979
Fees...........................     295,565      (102,704)           -          192,861           -              192,861
Securities Gains (Losses), net.     (42,118)         -               -          (42,118)        44,172  (k)        2,054
Other Income...................      16,748        (5,447)           -           11,301         (1,966) (n)        9,335
                                 ----------     ---------        --------      --------       --------          --------
Total Revenue..................     376,307      (150,284)           -          226,023         42,206           268,229
                                 ----------     ---------        --------      --------       --------          --------
Operating Expenses
Salaries and Benefits..........     207,483       (72,798)         24,691       159,376        (31,696) (o)      127,680
Net Occupancy..................      40,030       (10,616)          4,659        34,073         (4,763) (o)       29,310
Other..........................      94,422       (30,190)         17,236        81,468        (18,537) (o,k)     62,931
                                 ----------     ---------        --------      --------       --------          --------
Total Operating Expenses.......     341,935      (113,604)         46,586       274,917        (54,996)          219,921
                                 ----------     ---------        --------      --------       --------          --------
Income Before Income Tax
  Expense......................      34,372       (36,680)        (46,586)      (48,894)       (97,202)           48,308
Income Tax Expense (p).........      13,405       (16,506)        (20,964)      (24,065)        43,291            19,226
                                 ----------     ---------        --------      --------       --------          --------
Net Income.....................  $   20,967     $ (20,174)       $(25,622)     $(24,829)      $ 53,911          $ 29,082
                                 ==========     =========        ========      ========       ========          ========

Net Income Per Share: (q)
  Fully Diluted................  $    2.12                                                                    $     2.83
                                 =========                                                                    ==========

Average Shares Outstanding:
  Fully Diluted................  10,019,592                                                                   10,400,000
                                 ==========                                                                   ==========

           PRO FORMA CONDENSED STATEMENT OF AVERAGE BALANCES
                 For the Year Ended December 31, 1994
                             (In Thousands)
                              (UNAUDITED)

                                                     Disposition Adjustments
                                                    -------------------------
                                                      Chase          Asset-
                                                     Acquired       Liability        Other         Corporation
                                      Historical     Business      Rebalancing    Adjustments (s)  Pro Forma
                                      ----------    -----------    -----------    -----------      -----------
ASSETS
Cash and Cash Equivalents...........  $  404,181    $  (140,204)   $    -          $(37,132)       $  226,845
Securities and Short-Term
  Investments.......................   1,824,774       (776,093)    (425,000)          -              623,681
Net Loans, After Allowance for
  Credit Losses.....................   1,293,807           -            -              -            1,293,807
Other Assets........................     465,752       (178,083)(r)     -            42,924           330,593
                                      ----------    -----------    ---------       --------        ----------

Total Assets........................  $3,988,514    $(1,094,380)   $(425,000)      $  5,792        $2,474,926
                                      ----------    -----------    ---------       --------        ----------

LIABILITIES AND STOCKHOLDERS'
  EQUITY
Deposits............................  $2,938,579    $(1,066,035)   $    -          $   -           $1,872,544
Short-Term Borrowings...............     595,994           -        (425,000)        41,412           212,406
Accounts Payable and
  Accrued Liabilities...............     164,443        (28,345)        -            62,205           198,303
Long-Term Debt......................      62,513           -            -           (40,753)           21,760
                                      ----------    -----------    ---------       --------        ----------

Total Liabilities...................  $3,761,529    $(1,094,380)   $(425,000)      $ 62,864        $2,305,013
                                      ----------    -----------    ---------       --------        ----------

Stockholders' Equity................     226,985           -            -           (57,072)          169,913
                                      ----------    -----------    ---------       --------        ----------

Total Liabilities and
  Stockholders' Equity..............  $3,988,514    $(1,094,380)   $(425,000)      $  5,792        $2,474,926
                                      ==========    ===========    =========       ========        ==========

           NOTES TO PRO FORMA CONDENSED FINANCIAL STATEMENTS

     (a) Disposition Adjustments (Pro Forma Condensed Statement of Condition) -- The Disposition Adjustments presented in the Pro Forma Condensed Statement of Condition reflect the disposition of the Chase Acquired Business. The rebalancing of the Corporation's overall asset and liability structure as a result of the pending Merger and Disposition transaction and related restructuring has already been substantially reflected in the historical condensed statement of condition. The Pro Forma Condensed Statement of Average Balances presents the Corporation's daily average balance sheet for the year ended December 31, 1994 adjusted for the pending Disposition and Merger, including the rebalancing of the Corporation's asset and liability structure and the Other Adjustments.

     During the year ended December 31, 1994, the Chase Acquired Business generated average non-interest bearing deposits of approximately $1,066 million. Investable Deposits, defined as total average non-interest bearing deposits less average cash items in the process of collection and average overdrafts, were approximately $776 million during the year ended December 31, 1994. The predictability of the Investable Deposits provided the Corporation with a long- and medium-term funding source. The Corporation employed a substantial portion of the Investable Deposits to finance its long-term financial assets. Following the execution of the Merger Agreement, the Investable Deposits ceased to be a long-term source of financing available to the Corporation since they would be included in the Chase Acquired Business. Accordingly, in anticipation of the closing of the Merger and the effective transfer of the Chase Acquired Business to Chase, the Corporation sold approximately $800 million of long- and medium term U.S. Government Treasury Securities ("Treasury Securities") and Agency Securities. The proceeds of such sale will be included in the Chase Acquired Business. (See note (l)).

     (b) Cash and Cash Equivalents -- Cash and Cash Equivalents at December 31, 1994, include approximately $82.6 million of interest earning deposits with banks. The $37.1 million adjustment is comprised of the estimated payments of investment banking, legal, accounting, consulting and printing professional fees ($6,000,000 -- determined based upon actual invoices and estimates supplied by the various vendors), the estimated amount of payments necessary to cash-out holders of outstanding stock options ($39,045,000), and the estimated amount of cash to be received from the exercise of certain incentive stock options ($7,913,000 -- assumes the exercise of approximately 220,000 incentive stock options at an average exercise price of approximately $36.00 per option).

     (c) Other Assets -- The $42.9 million increase in Other Assets reflects (i) certain tax benefits resulting from the Disposition
Adjustments and the Other Adjustments ($51,246,000) and (ii) the write-off of the net book value of premises and equipment ($3,798,000) and computer software ($4,524,000) related to the termination of various leases.

     (d) Short-Term Borrowings -- The $41.4 million increase in short-term borrowings reflects the borrowings required to replace accrued interest and long-term debt (see notes (e) and (f)).

     (e) Accounts Payable and Accrued Liabilities -- The $62.2 million increase in accounts payable and accrued liabilities includes estimated severance costs ($21,100,000), the estimated present value (discounted at 8%) of the cost of terminating leases at discontinued locations ($8,202,000), the estimated cost of terminating computer hardware leases, software licenses and contracts ($28,462,000), the estimated cost of terminating certain incentive compensation plans ($5,100,000) and an amount to record the reversal in accrued interest payable related to the redemption and satisfaction and discharge of certain issues of long-term debt ($659,000). The estimated severance costs consist of $12,700,000 of cash severance payments and the impact of curtailment gains, enhanced pension credits and cost of living adjustments with respect to the Corporation's defined benefit pension and post-retirement benefit plans for specifically identified employees and $8,400,000 of payments of transition bonuses to certain of the Corporation's employees associated with the Chase Acquired Business.

     (f) Long-Term Debt -- The $40.8 million reduction in long-term debt reflects the redemption of the Trust Company's 8 1/2% Capital Notes Due 2001 and the satisfaction and discharge of the Corporation's 8% Notes Due 1996. The cost of redeeming and defeasing this long-term debt is insignificant to the Corporation's pro forma results of operations.

     (g) Common Stock -- The $1,909,000 decrease in the Corporation's Common Stock reflects the retirement of treasury stock ($2,129,000) offset by the aggregate par value amount of the shares to be issued pursuant to the exercise of an estimated 220,000 incentive stock options at an estimated average exercise price of $36.00 per share ($220,000).

     (h) Capital Surplus -- The $72.6 million adjustment reflects the retirement of treasury stock ($80,298,000) offset, in part, by the amount of cash proceeds in excess of the par value received in connection with the expected exercise of 220,000 incentive stock options ($7,693,000).

     (i) Retained Earnings -- The $68.7 million adjustment reflects the after-tax impact of the nonrecurring adjustments presented in note (k) below ($64,985,000) and the amount by which the book value of treasury stock retired exceeds capital surplus ($3,712,000).

     (j) Treasury Stock at Cost -- The adjustment of $86.1 million reflects the retirement of treasury stock.

     (k) The Pro Forma Statement of Income excludes the following material nonrecurring adjustments directly related to the transaction which are expected to be incurred prior to or as a result of the consummation of the Merger. However, the Pro Forma Statement of Income does include the effect of such adjustments on the operations of the Company. The Merger is expected to occur within the next twelve months.

                                                                 (Millions)
                                                                 ----------
Severance, post-retirement benefits and related
  costs (see note (e))                                             $ 21.1
Professional fees (see note (b))                                      6.0
Cost of terminating leases for premises
 (see notes (c) and (e))                                             12.0
Cost of terminating computer hardware leases,
 computer software licenses, contracts and
 capitalized software (see notes (c) and (e))                        33.0
Cost of incentive compensation plans that are
 being terminated (see note (e))                                      5.1
Payout for stock options (see note (b))                              39.0
                                                                   ------
                                                                    116.2
Applicable tax benefits                                              51.2
                                                                   ------
Total                                                              $ 65.0
                                                                   ======

     In addition to the costs enumerated in the preceding table, the Corporation has already incurred and reflected in its historical statement of income for the year ended December 31, 1994, the following charges.

                                                                 (Millions)
                                                                 ----------
Loss on sale of securities                                         $ 44.2
Professional fees                                                     6.0
                                                                   ------
                                                                     50.2
Applicable tax benefits                                              22.3
                                                                   ------
Total                                                              $ 27.9
                                                                   ======

     These charges are eliminated in the Other Adjustments columns so that the Company Pro Forma results excludes the one-time nonrecurring effect of these charges.

     In conjunction with the announcement of the Distribution and the Merger, the Company disclosed that it may incur up to $110 million of restructuring charges on an after-tax basis in connection with the Distribution and the Merger. The difference between the $110 million and the charges described above represents charges that do not presently meet the definition of "exit costs" as defined by EITF 94-3.

     While the amounts set forth above represent the Corporation's best estimate of the restructuring costs that will be incurred, the ultimate level of such charges will not be precisely determinable until the Closing Date.

     The cost of terminating computer hardware leases takes into consideration the estimated residual value of the equipment when it is returned to the lessor. Such residual values could be severely impacted and the cost of terminating the leases increased if the manufacturer releases upgraded versions of the equipment prior to the lease termination date.

     The Corporation continues to review its staffing requirements. This review will be completed by the Closing Date and may result in lower staffing levels. Accordingly, the cost of severance and related benefits may range from the above listed $21.1 million to approximately
$24.0 million.

     The payout for stock options is based upon various assumptions, including the Determined Value (as defined under "Effect of Transactions on UST Employees and UST Benefit Plans - Retained Plans" in the Proxy Statement-Prospectus incorporated by reference herein, filed as Exhibit
99.1 to this Form 10-K) of the shares of the Corporation's common stock, the number of stock options that are outstanding as of the Closing Date and the average exercise price of such outstanding options. As a result, the actual amount of the cash payment to be made in respect of stock options will not be determinable until the Closing Date.

     In a similar manner, the other exit costs listed above are subject to change based upon events and circumstances that will not be finalized until the consummation of the transaction.

     Pursuant to the Post Closing Covenants Agreement, the Corporation has agreed to maintain a minimum net worth for four years following the Distribution. See "The Distribution -- Terms of the Post Closing Covenants Agreement -- Minimum Net Worth" included in Exhibit 99.1 to this Form 10-K, incorporated herein by reference. The Corporation believes that its initial annual dividend will be $1.00 per share. See "Special Factors -- Dividends and Dividend Policy" included in Exhibit 99.1 to this Form 10-K, incorporated herein by reference.

     (l) Disposition Adjustments (Pro Forma Condensed Statement of Income)
- -- The Disposition Adjustments reflect the disposition of the Chase Acquired Business pursuant to the Disposition and Merger. The Disposition Adjustments include the revenues and expenses of the Chase Acquired Business as allocated in accordance with the methodologies utilized by the Corporation's internal management reporting system. The amount of net interest income is based upon the average Investable Deposits multiplied by an internally calculated interest rate. The rate is based upon the rates earned by the Corporation's long- and short-term securities. The blended rate was 5.43% for the year ended December 31, 1994.

     While the average Investable Deposits for the year ended December 31, 1994 were approximately $776 million for the Chase Acquired Business, the Investable Deposits generated by the Chase Acquired Business are subject to seasonal fluctuation. Historically, these Investable Deposits are higher in the first and third quarters than in the second and fourth quarters.
The Average Investable Deposits for the first and third quarters of 1994 were $1,119 million and $833 million, respectively. The Investable Deposits for the second and fourth quarters of 1994 were $555 million and $602 million, respectively. As a result of the Investable Deposits' seasonality, the Chase Acquired Business' relative contribution of net interest income to the Corporation is significantly greater during the first and third quarters than in the second and fourth quarters. The disposition of the Chase Acquired Business substantially eliminates the seasonal fluctuations in the Corporation's net interest income.

     Fees and Other Income represent amounts earned by the Chase Acquired Business. In addition, fees earned by the Corporation's asset management business from customers of the Chase Acquired Business are included in Fees and Other Income, which fees are expected to be earned by Chase following the Disposition and Merger. Expenses reflect direct costs incurred and allocations of other costs in accordance with the Corporation's internal management reporting system.

     (m) Back Office and Corporate Staff -- The $46.6 million of back office and corporate staff charges for the year ended December 31, 1994, are derived from the Corporation's internal management accounting system and represent the amounts allocated to the Chase Acquired Business for services provided. Back office support costs include securities processing and custody, check clearance and computer services processing and support services while the corporate staff cost allocations include financial, personnel, legal and general services support functions. Such back office support and corporate staff costs have been added to the expenses of the Corporation Before Other Adjustments because such costs were not eliminated in connection with the disposition of the Chase Acquired Business. The estimated downsizing of the corporate staff and the impact of the Services Agreement are reflected in the Other Adjustments.

     (n) Other Income -- The $2.0 million adjustment reflects the elimination of certain revenues generated from computer processing activities conducted for third parties which will no longer be provided following the Disposition and Merger.

     (o) Salaries and Benefits, Net Occupancy and Other Expenses -- Reflects the reduction of personnel, net occupancy costs and other expenses, as indicated, resulting from the Disposition and Merger, the downsizing of the Corporation's corporate staff and the Services Agreement.

     (p) Income Taxes -- Income taxes reflected in the Pro Forma Statements of Income are recorded at the statutory Federal tax rate of 35%, adjusted for the impact of state and local taxes and nondeductible items. The resulting effective tax rate for the Corporation was approximately 40%.

     Taxes have been calculated on the "Other Adjustments" in the Pro Forma Statement of Condition at the statutory Federal tax rate of 35%, adjusted for state and local taxes and nondeductible items. The resulting effective tax rate was approximately 45%. The Corporation anticipates realizing these tax benefits in the periods in which the adjustments are reported in the Corporation's tax returns.

     (q) Pro Forma Net Income Per Share -- Net income per share has been calculated on a basis consistent with the Corporation's past practices and was determined by dividing "Net Income -- Corporation Pro Forma" by the estimated fully diluted average shares outstanding for the period. Estimated fully diluted average shares outstanding include the actual average shares outstanding of 9,381,033, the assumed exercise of approximately 220,000 stock options and the dilutive effects of approximately 800,000 phantom shares granted under the Corporation's variable stock award plans. Dividends paid on phantom shares have been added back to net income on an after-tax basis for this calculation. The primary and fully diluted net income per share amounts are the same.

     (r) For the purposes of determining the Pro Forma Condensed Statement of Average Balances, the Chase Acquired Business average overdrafts are included in Other Assets.

     (s) For the purposes of determining the Pro Forma Condensed Statement of Average Balances, all Other Adjustments are assumed to have occurred as of January 1, 1994.